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                               January 19, 2022

       Patrick Bracewell
       President and Chief Executive Officer
       Amalgamated Specialty Group Holdings, Inc.
       8401 Connecticut Avenue, Suite 300
       Chevy Chase, MD 20815

                                                        Re: Amalgamated
Specialty Group Holdings, Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 17,
2021
                                                            File No. 024-11534

       Dear Mr. Bracewell:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       Offering Statement on Form 1-A
       Item 1. Issuer Information, page 2

   1. We note Part I discloses "Amalgamated Specialty Group Holdings, Inc." while the repeat disclosure in Part II &
III discloses "Forge Group, Inc." as the issuer. Please revise to consistently disclose
the current name of the issuer as specified in their charter.
       Offering Circular Summary
       Conditions to Completion of the Conversion and this Offering, page 8

   2. Please discuss in greater detail, where appropriate, the controlling interests expected to be
 Patrick Bracewell
FirstName  LastNamePatrick  Bracewell
Amalgamated   Specialty Group Holdings, Inc.
Comapany
January 19,NameAmalgamated
            2022              Specialty Group Holdings, Inc.
January
Page  2 19, 2022 Page 2
FirstName LastName
         held by MCW and MCIF following completion of the offering and the conversion (e.g., any ability to control corporate actions of the company) and any conflicts of interest between MCW, MCIF and purchasers in the offering. Please also add related risk factor disclosure.
MD&A
Right-of-Use Asset and Operating Lease Liability, page 66

3. We note the disparity between the impairment of RoU amounts shown in the three tables, and the narrative beneath those tables regarding which periods have impairment. Please revise to clarify which periods had impairments, the reason for each, and if you expect this trend to continue.
The Conversion and Offering
Proposed Management Purchases, page 110

4. We note your disclosure that MCIF, an investment fund managed by Mutual Capital
         Investment Advisors, LLC, of which Jason Wolfe is the President and Chief Executive
         Officer, intends to purchase up to 550,000 shares of your common stock in the public offering. Noting your disclosure on page 8 that following completion of the offering,
         MCIF is expected to own in excess of 20% of your outstanding capital stock and will be considered a controlling party of ACIC, please tell us whether Mr. Wolfe is expected to be deemed an independent director following completion of the offering and revise the
         "Management" section as applicable.
5. We note your disclosure on page 111 that each of MCW, MCIF and Roumell Opportunistic Value Fund intends to purchase certain amounts of shares in the public
         offering. Please revise to clarify whether they have any agreements or obligations to do
         so. If applicable, please disclose the material terms of any such agreements. We may have further comment based upon your revisions.
Management
Executive Compensation, page 126

6. We note that subsequent to the filing of Amendment No. 3 to Form 1-A, the company's fiscal year ended. Accordingly, your next amendment should include updated executive compensation information for the fiscal year ended December 31, 2021. Index to F/S, page F-1

7. Please revise to provide the unaudited interim financial statements for American Risk
         Management, Inc. for the six months ended June 30, 2021, as required by Form 1-A Part
         F/S(c)(1) and Regulation S-X Rule 8-04 for businesses acquired by the Issuer, or tell us why you believe they are not required, including your supporting analysis for that conclusion.
 Patrick Bracewell
Amalgamated Specialty Group Holdings, Inc.
January 19, 2022
Page 3
General

8. We note that you have changed your name from Amalgamated Specialty Group Holdings,
         Inc. to Forge Group, Inc. Please ensure that your information is updated on EDGAR to reflect this change.
        You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at
202-551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNamePatrick Bracewell                 Sincerely,
Comapany NameAmalgamated Specialty Group Holdings, Inc.
                                                    Division of Corporation
Finance
January 19, 2022 Page 3                             Office of Finance
FirstName LastName